Exhibit 12.1

Ratio of Earnings to Fixed Charges

	Year Ended
	2004	2003	2002	2001	2000
EARNINGS:
Income before income taxes	51,927	34,627	34,638	19,238	25,513
Fixed charges excluding interest on deposits	14,894	11,419	9,702	9,502	7,275

Earnings including fixed charges but excluding interest on deposits	66,821	46,046	44,340	28,740	32,788
Interest on deposits	19,460	15,729	18,596	30,252	29,721

Earnings including fixed charges and interest on deposits	86,281	61,775	62,936	58,992	62,509

FIXED CHARGES:
Interest expense, excluding interest on deposits	12,606	9,186	7,669	8,069	6,142
Interest factor within rent expense (1/3 of rent expense)	2,288	2,233	2,033	1,433	1,133

Total fixed charges excluding interest on deposits	14,894	11,419	9,702	9,502	7,275
Interest on deposits	19,460	15,729	18,596	30,252	29,721

Fixed charges including interest on deposits	34,354	27,148	28,298	39,754	36,996

RATIO OF EARNINGS TO FIXED CHARGES:
Excluding interest expense on deposits	4.49	4.03	4.57	3.02	4.51
Including interest expense on deposits	2.51	2.28	2.22	1.48	1.69